


03029222

Johnson Matthey

August 5, 2003

Robert M. Talley
Vice President, General Counsel
and Secretary

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5446 4143

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 1 2003
WASH. D.C.
188

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

Dealings By Directors	**17 July 2003**
Dealings By Directors	**23 July 2003**
Johnson Matthey PLC: Dealings By Directors	**4 August 2003**
Dealings By Directors	**4 August 2003**
Johnson Matthey PLC: Dealings By Directors	**4 August 2003**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

8/12

Enclosure
cc: S. A. Farrant (w/o enclosures)
O:\LG\S\SEC\SEC080503.DOC



Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Dealings by Directors
Released	17:10 17 Jul 2003
Number	6960N


JM
Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company

Johnson Matthey PLC

Name of Director

C R N Clark
N A P Carson
D W Morgan
J N Sheldrick

Person with holding(s)

As above

Registered Holder(s)

Mourant ECS Trustees Ltd as trustees of the Johnson Matthey Share Incentive Plan.

Connected person(s)

n/a

Nature & extent of transaction

Regular monthly purchase in Share Incentive Plan.

Number of shares/amount of stock acquired

C R N Clark 39
N A P Carson 39
D W Morgan 39
J N Sheldrick 39

Percentage of issued class

Less than 0.01%

Number of shares/amount of stock disposed

n/a

Percentage of issued class

n/a

Class of security

Ordinary £1 shares

Price per share

£9.02

Date of transaction

16 July 2003

Date company informed
17 July 2003

Total holding following this notification
C R N Clark 65,941
N A P Carson 36,944
D W Morgan 35,084
J N Sheldrick 91,998

Total percentage holding of issued class following this notification
0.10%

Contact and telephone number for queries
Lynne Sanderson/Brigid Conway
020 7269 8461

Name of authorised company official responsible for making this notification:
Simon Farrant
020 7269 8461

Date of Notification: **17 July 2003**

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:59 23 Jul 2003
Number	8960N


JM
Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
Mr C R N Clark

Person with Holding(s)
as above

Registered Holder(s)
Mr C R N Clark

Connected Person(s)
n/a

Nature & Extent of transaction
Mr C R N Clark - sale of 44,898 shares

Number of shares/amount of stock acquired
N/a

Percentage of Issued Class
N/a

Number of Shares/Amount of stock disposed of
Mr C R N Clark 44,898

Percentage of issued class
0.02%

Class of security
Ordinary £1 shares

SHARE SALE PRICE
Mr C R N Clark 44,898 @ 895.00p

Date of Transaction
23 July 2003

Date Company Informed
23 July 2003

Total holding following this notification

Mr C R N Clark 21,043

Total Percentage holding of Issued Class following this notification
0.009%

Contact and telephone number for queries
Ms Lynne Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
Ms Lynne Sanderson 020 7269 8461

Date of Notification: 23 July 2003

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	15:59 4 Aug 2003
Number	3027O



JM
Johnson Matthey

JOHNSON MATTHEY PLC: DEALINGS BY DIRECTORS

1. **Name of Company** — Johnson Matthey plc

2. **Name of Director** — C R N Clark
N A P Carson
P N Hawker
D W M Morgan
L C Pentz
J N Sheldrick

3. **Person with Holding(s)** — as in 2 above

4. **Registered Holder(s)** — n/a

5. **Connected Person(s)** — n/a

6. **Nature & Extent of transaction** — Allocation of shares under the Johnson Matthey Long Term Incentive Plan (LTIP)

7. **Number of Shares allocated**

C R N Clark	0
N A P Carson	33,936
P N Hawker	21,493
D W Morgan	27,149
L C Pentz	22,537
J N Sheldrick	36,764



8. **Percentage of Issued Class** — 0.06%

9. **Number of Shares/Amount of Stock Disposed** — n/a

10. **Percentage of Issued Class** — n/a

11. **Class of Security** — Ordinary £1 shares

12. **Price per Share** — £8.84

13. **Date of Transaction** — 1 August 2003

14. **Date Company Informed** — 1 August 2003

15. **Total Interest following this notification:**

	Shares	LTIP allocations
C R N Clark	21,043	133,061
N A P Carson	44,609	78,459
P N Hawker	6,703	42,661
D W Morgan	35,084	67,409

L C Pentz	8,686	47,795
J N Sheldrick	91,998	92,891

16. Total Percentage interest of Issued Class following this Notification 0.09%

Contact and telephone number for queries
Lynne Sanderson 020 7269 8461

Date of Notification: 1 August 2003

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	15:59 4 Aug 2003
Number	3034O


JM
Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
(1) Mr C R N Clark
(2) Mr D W Morgan

Person with Holding(s)
as above

Registered Holder(s)
(1) Mr C R N Clark
(2) Mr D W Morgan

Connected Person(s)
n/a

Nature & Extent of transaction
(1) Mr C R N Clark exercise of options over 41,379 shares
(2) Mr C R N Clark sale of 41,379 shares
(3) Mr D W Morgan exercise of options over 31,233 shares
(4) Mr D W Morgan sale of 31,233 shares

Number of shares/amount of stock acquired
(1) Mr C R N Clark 41,379 shares
(2) Mr D W Morgan 31,233 shares

Percentage of Issued Class
0.04%

Number of Shares/Amount of stock disposed of
(1) Mr C R N Clark 41,379
(2) Mr D W Morgan 31,233

Percentage of issued class
0.04%

Class of security
Ordinary £1 shares

OPTION EXERCISE PRICE
(1) Mr C R N Clark 41,379 @ 574.50p
(2) Mr D W Morgan 12,233 @ 574.50p
19,000 @ 553.00p

SHARE SALE PRICE
(1) Mr C R N Clark 41,379 @ 908.00p

(2) Mr D W Morgan 31,233 @ 903.97p

Date of Transaction
1 August 2003

Date Company Informed
4 August 2003

Total holding following this notification

	Shares	Options	LTIP
Mr C R N Clark	21,043	114,833	133,061
Mr D W Morgan	35,084	103,564	67,409

Total Percentage holding of Issued Class following this notification
0.02%

Contact and telephone number for queries
Ms Lynne Sanderson 020 7269 8461

Name of authorised company official responsible for making this notification
Ms Lynne Sanderson 020 7269 8461

Date of Notification: 4 August 2001

END

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Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	16:04 4 Aug 2003
Number	3031O


JM
Johnson Matthey

JOHNSON MATTHEY PLC
DEALINGS BY DIRECTORS

1.	**Name of Company**	Johnson Matthey plc	
2.	**Name of Director**	C R N Clark N A P Carson P N Hawker D W Morgan L C Pentz J N Sheldrick	
3.	**Person with Holding(s)**	as in 2 above	
4.	**Registered Holder(s)**	n/a	
5.	**Connected Person(s)**	n/a	
6.	**Nature & Extent of transaction**	Vesting and sale of shares under the Johnson Matthey Long Term Incentive Plan (LTIP)	
7.	**Number of Shares allocated**	C R N Clark N A P Carson P N Hawker D W Morgan L C Pentz J N Sheldrick	55,556 21,296 4,051 20,139 5,435 29,677
8.	**Percentage of Issued Class**	0.06%	
9.	**Number of Shares/Amount of Stock Disposed**	C R N Clark N A P Carson P N Hawker D W Morgan L C Pentz J N Sheldrick	33,889 5,326 2,471 12,285 3,315 18,103
10.	**Percentage of Issued Class**	0.03%	
11.	**Class of Security**	Ordinary £1 shares	
12.	**LTIP Award Price**	C R N Clark N A P Carson P N Hawker D W Morgan L C Pentz	55,556 @ 864.00p 21,296 @ 864.00p 4,051 @ 864.00p 20,139 @ 864.00p 5,435 @ 864.00p

	J N Sheldrick	29,677 @ 864.00p
LTIP Sale Price	C R N Clark	33,889 @ 900.31p
	N A P Carson	5,326 @ 900.31p
	P N Hawker	2,471 @ 900.31p
	D W Morgan	12,285 @ 900.31p
	L C Pentz	3,315 @ 900.31p
	J N Sheldrick	18,103 @ 900.31p

13. Date of Transaction 1 August 2003

14. Date Company Informed 1 August 2003

15. Total Interest following this notification:

	Shares	Options	LTIP allocations
C R N Clark	21,043	156,212	133,061
N A P Carson	44,609	115,698	44,523
P N Hawker	6,703	53,147	21,168
D W Morgan	35,084	134,797	40,260
L C Pentz	8,686	86,230	25,258
J N Sheldrick	91,998	132,215	56,127

16. Total Percentage interest of Issued Class following this Notification 0.09%

END

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